EXHIBIT 12.1

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

		Fiscal Year Ended
	Three Months Ended December 24, 2011	September 24, 2011	September 25, 2010	September 26, 2009	September 27, 2008	September 29, 2007
Income (loss) before income taxes, and income (loss) of equity method investees	$(20,791)	$47,850	$76,192	$103,893	$(360,454)	$54,700
Fixed charges (1)	9,787	38,918	34,672	23,820	40,394	52,093

Earnings	(11,004)	86,768	110,864	127,713	(320,060)	106,793
Fixed charges (1)	$9,787	$38,918	$34,672	$23,820	$40,394	$52,093
Earnings to fixed charges excess (deficiency)	$(20,791)	$47,850	$76,192	$103,893	$(360,454)	$54,700
Ratio of earnings to fixed charges (2)	N/A	2.23	3.20	5.36	N/A	2.05

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	For the fiscal year ended September 27, 2008, earnings were insufficient to cover fixed charges by approximately $360.5 million, and the ratio is not considered meaningful. For the fiscal quarter ended December 24, 2011, earnings were insufficient to cover fixed charges by approximately $20.8 million, and the ratio for that three-month period is not considered meaningful.